Exhibit (c)

July 21, 2026

Dear KREST Shareholders,

We remain focused on supporting KKR Real Estate Select Trust Inc.’s (“KREST” or the “Fund”) shareholders through disciplined portfolio management and thoughtful capital allocation within a shareholder-friendly structure that provides access to liquidity. The Fund pursues a flexible strategy across real estate equity and credit, with a focus on diversified portfolio construction and disciplined liquidity management, and aims to deliver consistent, tax-efficient income and long-term value creation. In its Q3 2026 tender offer, which ended on July 17, 2026, redemption demand moderated and KREST received redemption requests equal to $72.0 million. As a result, shareholders received 100% of their requested redemption amount. KREST’s redemption framework(1) is designed to provide consistent access to liquidity while maintaining long-term portfolio stability.

Thus far in 2026, we have made several changes to support KREST’s shareholders and position the Fund for today’s market environment. In mid-May, we announced important structural changes intended to strengthen long-term shareholder outcomes. Effective May 20, 2026, we introduced an adjustment to KREST’s dividend framework whereby the monthly dividend will be determined based on an approximately 5.5% annualized net distribution rate (Class I) and net asset value (“NAV”),(2) as well as a waiver of KREST’s incentive fee through June 30, 2027.(3) These changes are designed to better align distributions with portfolio cash flows while reinforcing long-term shareholder alignment. In addition, the KREST Shareholder Priority Plan(4) also remains in place to support a higher NAV per share, up to $27.00 per share, on June 1, 2027 through the commitment to contribute up to 7.7 million KREST shares owned by KKR Alternative Assets LLC (“KAA”).

Within KREST’s portfolio, we continue to focus on disciplined deployment and rigorous asset management. In the first quarter, KREST increased its position in high-quality senior living, which currently represents 9% of the Fund’s portfolio. In our view, senior living represents a growth-oriented allocation in a supply-constrained sector that provides access to the demographic tailwind of an aging population. More recently, in July, we closed a directly originated loan, providing financing to a repeat borrower of KKR Real Estate Credit, adding exposure to a high-quality multifamily property in Palm Beach, Florida. We believe that leaning into real estate credit in the current environment is prudent, as it both supports KREST’s yield objectives while also adding a level of downside protection amid ongoing geopolitical tension and renewed uncertainty about the path of rates and inflation. In KREST’s legacy portfolio, we continue to focus on asset management initiatives for properties and markets where current and expected net operating income (“NOI”) are being affected by continued elevated new supply and expense pressures, such as multifamily housing in Philadelphia, Pennsylvania.

As market conditions evolve, we remain committed to disciplined portfolio management and maximizing long-term shareholder outcomes. We are grateful for your partnership and are here to support you and your clients. Should you have any questions or if you would like to request additional materials, please reach out to your KKR Relationship Manager or contact us at PrivateWealthIR@kkr.com.

Sincerely,

Julia Butler, CEO of KKR Real Estate Select Trust Inc.

Notes:

All figures are approximate and as of June 30, 2026, unless otherwise indicated. All other statements and information are based on KKR’s views as of July 20, 2026 and are subject to change. The terms “we,” “us” and “our” refer to KREST with reference to portfolio and performance data. In all other instances, including with respect to current and forward-looking views and opinions of the market and KREST’s portfolio and performance positioning, as well as the experience of KREST’s management team, these terms refer to KREST’s adviser, KKR Registered Advisor LLC, which is part of the real estate group of Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), a leading global investment firm.

Certain information contained in this material constitutes “forward-looking statements” within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology, such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “identified,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates”, “confident,” “conviction” or the negative versions of these words or other comparable words thereof. These may include KREST’s financial estimates and their underlying assumptions, statements about plans, objectives and expectations with respect to future operations, statements with respect to acquisitions, statements regarding future performance, and statements regarding identified but not yet closed acquisitions. Such forward-looking statements are inherently uncertain and there are or may be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. KREST believes these factors also include but are not limited to those described under the section entitled “Risk Factors” in its prospectus and most recent annual report, and any such updated factors included in its periodic filings with the Securities and Exchange Commission (the “SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the annual report (or KREST’s prospectus and other filings). Except as otherwise required by federal securities laws, KREST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

1.

The Fund intends, but is not obligated, to conduct quarterly tender offers for up to 5.0% of the aggregate NAV of its outstanding Common Stock at the applicable NAV per share as of the applicable valuation date. Repurchases will be made at such times and on such terms as may be determined by the board of directors of the Fund, in its sole discretion. However, no assurance can be given that repurchases will occur or that any Common Stock properly tendered will be repurchased by the Fund. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund is speculative and involves a high degree of risk, including the risks associated with leverage and the risk of a substantial loss of investment. In the event a tender offer is oversubscribed, the Fund reserves the right to repurchase additional Shares representing up to 2.0% of the aggregate NAV of the Fund’s outstanding Shares without amending or extending the tender offer. The Fund elected to exercise this right in connection with the Offer and repurchased additional Shares representing 0.06% of the aggregate NAV of the Fund’s Outstanding Shares. As a result, the Fund repurchased Shares equating to 5.06% of NAV for the quarter, or $72,018,747.

2.

There is no assurance we will pay distributions in any particular amount, if at all. Beginning May 20, 2026, any distributions we make will be at the discretion of the Fund’s officers, in an amount equal to approximately 5.5% of the Fund’s annualized NAV as determined by the board of directors. KREST may pay distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital, or offering proceeds. This statement is not an indication of the tax treatment of any KREST distributions. Stockholders will be informed of the tax characteristics of any distributions after the close of KREST’s fiscal year. The Fund estimates that 100% of distributions for Class I shares, Class D shares, Class S shares and Class U shares for the current month are attributable to net investment income when calculated using GAAP. These amounts, calculated in accordance with GAAP, are not intended as a disclosure of the treatment of distributions for federal tax purposes. For the 2025 tax year, 100% of KREST’s distributions were classified as Return of Capital (“ROC”). A distribution that includes ROC is not a measure of performance and may represent a return of a shareholder’s own investment. As of June 30, 2026, the Class I annualized net distribution rate is 5.59%, the Class U annualized net distribution rate is 4.73%, the Class D annualized net distribution rate is 5.34% and the Class S annualized net distribution rate is 4.73%.

3.

Incentive fee on adjusted income is calculated and payable quarterly in arrears in an amount equal to 12.50% of the Fund’s Portfolio Operating Income for the immediately preceding quarter. The Adviser has agreed to waive the incentive fee for the period from May 20, 2026 through June 30, 2027. Portfolio Operating Income does not include any component of capital gains or capital appreciation.

4.

KREST Shareholder Priority Plan: On June 4, 2024, KKR Alternative Assets LLC (“KAA”) contractually committed to the Fund to continue to hold approximately 7.7 million of KREST Class I shares currently owned by KAA, representing approximately $177 million based on the Fund’s NAV per share as of June 30, 2026 (the “Support Shares”) through June 1, 2027 and, to the extent necessary, contribute such shares to the Fund to support a NAV per share of $27.00 for each class on such date (the “Shareholder Priority Plan”). If the contribution of the Support Shares is not sufficient to reach a NAV per share of $27.00, KAA will contribute all such Support Shares to support KREST’s NAV per share on such date. While the Shareholder Priority Plan is a contractual obligation to support the Fund’s NAV per share, there is no guarantee the contribution of the Support Shares will be sufficient to achieve a $27.00 NAV per share on June 1, 2027. For the avoidance of doubt, KAA is not obligated to contribute shares prior to June 1, 2027, and KAA is not obligated to contribute any of the Support Shares if the NAV per share for each class equals or exceeds $27.00 per share on June 1, 2027. If KAA were to effect the Shareholder Priority Plan as of June 30, 2026 it would contribute 7.7 million shares (out of the total 7.7 million shares agreed to be contributed) to KREST, which would result in a NAV per share of $26.02 per share for each class. KAA’s allocation of $50 million in new capital investment in KREST along with any future investments are not subject to subordination and/or cancellation.